UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: June 16, 2006

Commission File Number: 333-110071

CHINA SECURITY & SURVEILLANCE TECHNOLOGY, INC.
4/F, East 3/B, Saige Science & Technology Park Huaqiang, Shenzhen, China 518028
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐          No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ______.

On June 16, 2006, China Security & Surveillance Technology, Inc. (the “Company”) issued a press release providing a preliminary report of the Company’s financial performance for the fiscal quarter ended March 31, 2006. The numbers contained in the report are unaudited and have not yet been reviewed by the Company’s independent auditor. The Company will release its final numbers promptly following the completion of such review. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Exhibit No.

Exhibit 99.1	Press release of China Security & Surveillance Technology, Inc. dated June 16, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA SECURITY & SURVEILLANCE TECHNOLOGY, INC.

Date: June 16, 2006	By:	/s/ TerenceYap
Vice Chairman of the board

June 16, 2006